Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West Energy Trust confirms its February cash distribution and updates on hedging activity

     CALGARY, Feb. 21 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") confirms that its February 2008 cash distribution will be
CDN$0.34 per trust unit payable on March 14, 2008 to unitholders of record on
February 29, 2008. The ex-distribution date is February 27, 2008.
     The CDN$0.34 per unit is equivalent to approximately US$0.34 per unit
(before deduction of any applicable Canadian withholding tax), using a current currency exchange of one Canadian dollar equals one U.S. dollar. Registered unitholders with U.S. addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.
     Penn West has also entered into AECO natural gas collars on
150,000 gigajoules ("GJ") per day (equivalent to approximately 142 mmcf per day) for the 5-month period from November 2008 to March 2009. These collars were transacted with an average floor price of CDN$7.33 per GJ (approximately
CDN$7.73 per mcf) and an average ceiling price of CDN$9.39 per GJ
(approximately CDN$9.90 per mcf). The volume hedged by these contracts represents approximately 28 percent of Penn West's expected natural gas production for the contracted period.
     Total production hedged for the 2008 calendar year is now approximately
38 percent. The transaction of these collars is consistent with policies established by the Board of Directors of the Trust. A complete summary of Penn
West's hedging activity can be found on its website at
www.pennwest.com/operations/hedging.html.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 20:10e 21-FEB-08